                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)/1/


                                  PECO II, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   705221 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_] Rule 13d-1(b)

        [_] Rule 13d-1(c)

        [X] Rule 13d-1(d)

_______________________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                            ----------------------
CUSIP No.       705221 10 9                13G              Page 2 of 8 Pages
------------------------------                            ----------------------

--------------------------------------------------------------------------------
       1   NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


           Matthew P. Smith
--------------------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                                (b) [_]

--------------------------------------------------------------------------------
       3   SEC USE ONLY


--------------------------------------------------------------------------------
       4   CITIZENSHIP OR PLACE OF ORGANIZATION


           United States
--------------------------------------------------------------------------------
NUMBER OF                  5    SOLE VOTING POWER
SHARES
BENEFICIALLY                    106,500
OWNED BY EACH            -------------------------------------------------------
REPORTING                  6    SHARED VOTING POWER
PERSON
WITH:                           3,141,904
                         -------------------------------------------------------
                           7    SOLE DISPOSITIVE POWER

                                106,500
                         -------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                3,141,904
--------------------------------------------------------------------------------
       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,248,404
-------------------------------------------------------------------------------
      10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [_]

--------------------------------------------------------------------------------
      11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           15.3%
--------------------------------------------------------------------------------
      12   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

------------------------------                            ----------------------
CUSIP No.       705221 10 9                13G              Page 3 of 8 Pages
------------------------------                            ----------------------

--------------------------------------------------------------------------------
       1   NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


           Linda H. Smith
--------------------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                                (b) [_]

--------------------------------------------------------------------------------
       3   SEC USE ONLY


--------------------------------------------------------------------------------
       4   CITIZENSHIP OR PLACE OF ORGANIZATION


           United States
--------------------------------------------------------------------------------
NUMBER OF                  5    SOLE VOTING POWER
SHARES
BENEFICIALLY                    7,500
OWNED BY EACH            -------------------------------------------------------
REPORTING                  6    SHARED VOTING POWER
PERSON
WITH:                           3,141,904
                         -------------------------------------------------------
                           7    SOLE DISPOSITIVE POWER

                                7,500
                         -------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                3,141,904
--------------------------------------------------------------------------------
       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,149,404
--------------------------------------------------------------------------------
      10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [_]

--------------------------------------------------------------------------------
      11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.9%
--------------------------------------------------------------------------------
      12   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  PECO II, INC.

               Schedule 13G of Matthew P. Smith and Linda H. Smith


Item 1(a).    Name of Issuer:

              PECO II, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              1376 State Route 598, Galion, Ohio 44833

Item 2(a).    Name of Person Filing:

              Matthew P. Smith and Linda H. Smith. A Joint Filing Agreement is attached hereto as Exhibit A.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              1376 State Route 598, Galion, Ohio 44833

Item 2(c).    Citizenship:

              United States

Item 2(d).    Title of Class of Securities:

              Common Shares, without par value

Item 2(e).    CUSIP Number:

              705221 10 9

Item 3: If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)  [_]  Broker or dealer registered under Section 15 of the Exchange
                   Act;

         (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) [_] Investment company registered under Section 8 of the Investment Company Act;

         (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                   (E);

         (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

                               Page 4 of 8 Pages

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        (h)   [_]  A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

        (i)   [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)   [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

        (a)   Amount beneficially owned:
              Matthew P. Smith: An aggregate of 3,248,404 Common Shares are beneficially owned. Of the aggregate amount, 1,641,904 Common Shares are held by Mr. Smith and his spouse, Linda H. Smith, as joint tenants, which includes 3,000 and 30,954 Common Shares issuable to Mr. Smith within 60 days after December 31, 2002 upon the exercise of options granted under the Issuer's 1997 Non-Qualified Stock Option Plan and 2000 Performance Plan, respectively; 106,500 Common Shares are held by Mr. and Mrs. Smith's three children (35,500 Common Shares each), with Mr. Smith serving as custodian; 1,000,000 Common Shares are held by Ashwood I, LLC, with Mr. Smith serving as co-manager with Mrs. Smith of the limited liability company; and 500,000 Common Shares are held by Ashwood II, LLC, with Mr. Smith serving as co-manager with Mrs. Smith of the limited liability company. Mr. Smith has voting and dispositive power of the securities held by the children and the limited liability companies.

              Linda H. Smith: An aggregate of 3,149,404 Common Shares are beneficially owned. Of the aggregate amount, 1,641,904 Common Shares are held by Mrs. Smith and her spouse, Matthew P. Smith, as joint tenants, which includes 3,000 and 30,954 Common Shares issuable to Mr. Smith within 60 days after December 31, 2002 upon the exercise of options granted under the Issuer's 1997 Non-Qualified Stock Option Plan and 2000 Performance Plan, respectively; 7,500 Common Shares are held by Mr. and Mrs. Smith's three children (2,500 Common Shares each), with Mrs. Smith serving as custodian; 1,000,000 Common Shares are held by Ashwood I, LLC, with Mrs. Smith serving as co-manager with Mr. Smith of the limited liability company; and 500,000 Common Shares are held by Ashwood II, LLC, with Mrs. Smith serving as co-manager with Mr. Smith of the limited liability company. Mrs. Smith has voting and dispositive power of the securities held by the children and the limited liability companies.

        (b)   Percentage of class:
              Matthew P. Smith                                         15.3%
              Linda H. Smith                                           14.9%

        (c)   Number of shares as to which such person has:

        (i)   Sole power to vote or direct the vote:

              Matthew P. Smith                                      106,500
              Linda H. Smith                                          7,500

        (ii)  Shared power to vote or direct the vote:

              Matthew P. Smith                                    3,141,904
              Linda H. Smith                                      3,141,904

        (iii) Sole power to dispose or direct the disposition of:

              Matthew P. Smith                                      106,500

                               Page 5 of 8 pages

              Linda H. Smith                                          7,500

        (iv)  Shared power to dispose or direct the disposition of:

              Matthew P. Smith                                    3,141,904
              Linda H. Smith                                      3,141,904

Item 5.       Ownership of Five Percent or Less of a Class.

              Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              In their capacities as custodians for their children and as co-managers of Ashwood I, LLC and Ashwood II, LLC, each of Matthew
              P. Smith and Linda H. Smith has the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities held by the children and the limited liability companies.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              Not Applicable

Item 8.       Identification and Classification of Members of the Group.

              Not Applicable

Item 9.       Notice of Dissolution of Group.

              Not Applicable

Item 10.      Certifications.

              Not Applicable

                               Page 6 of 8 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Dated: February 3, 2003


                                                   /s/ Matthew P. Smith
                                                   -----------------------------
                                                   Matthew P. Smith

                                                   /s/ Linda H. Smith
                                                   -----------------------------
                                                   Linda H. Smith

                               Page 7 of 8 pages

                                    Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) (the "Statement") with respect to the Common Shares, without par value, of PECO II, Inc. beneficially owned by the undersigned, and further agree to the filing of this Agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to the Statement.

                                                     Dated: February 3, 2003


                                                       /s/ Matthew P. Smith
                                                     ---------------------------
                                                     Matthew P. Smith

                                                       /s/ Linda H. Smith
                                                     ---------------------------
                                                     Linda H. Smith

                               Page 8 of 8 pages